July 31, 1997


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1997, and 1996, total revenues increased 0.8% from $626,049 to $630,789 and total expenses increased 13%
from $354,950 to $400,985.  As a result, net income decreased 15.3% from from $271,399 for the three month period ended June 30, 1996, to $229,804 for the same period in 1997. The revenue increase can be primarily attributed to an increase in rental income as a result of higher unit rental rates. Operating expenses increased approximately $29,000 (9.4%) primarily due to increases in yellow pages advertising costs, maintenance and repair expenses and salaries and wages. General and admministrative expenses increased approximately $17,100 (36.2%) primarily as a result of an increase in
Colorado State Taxes which were levied for the first time, partially offset by a decrease in incentive management fees. Incentive management fees which are based on cash available for distribution, decreased as a result of the
decrease in net income.   Occupancy levels for the Partnership's six mini-
storage facilities averaged 85.8% for the three month period ended June 30, 1997, compared to 85.1% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the six month periods ended June 30, 1997, and 1996, total revenues decreased 0.3% from $1,251,097 to $1,247,285 and total expenses increased 8.7% from $725,847 to $789,107. As a result, net income decreased 12.8% from $525,250 for the six months ended June 30, 1996, to $458,178 for the same period in 1997. The reason for the decrease in revenues can be primarily attributed to a decrease in late fees, partially offset by an increase in rental income as a result of higher unit rental rates. Operating expenses increased approximately $50,500 (8.4%) primarily due to the same reasons as discussed above. General and adminstrative expenses increased approximately $12,800 (10.4%) primarily due to the same reasons as discussed above.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President